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5 days 6 hours 31 minutes 1 seconds

Launching on March 31, 8PM EDT



MOVE
MOVE
SICILIAN-STYLE CAPONATA
NEW YORK

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REMIND ME

Supermarket of The Future. Premium Groceries without Premium Markups.

Move is a new digital supermarket, launching in 2019. We find the greatest groceries in the World and ship them to you under our own brand. By taking out the middlemen and the markup, we're making incredible groceries available to everyone. In the last two years, we've built a nationwide supply chain of the best artisans and a revolutionary online shopping experience. And this year, we're bringing our supermarket to a $700 Billion industry and the entire country. We want you to join us.



Chai Mishra
CEO
Entrepreneur and Engineer, Expert in Sales and Marketing, Passionate leader and developer

Hear Move's story from Chai Mishra (Founder & CEO).



Why you may want to invest

1. Y Combinator Alum (W17)
2. $1.65M in funding from SF 49ers, Joe Montana, Matt Bellamy, Fundersclub and 25 others.
3. Traction: Successful beta with over $200K in organic sales.
4. Operations: First digital supermarket to hit all 50 states.
5. Product: Designed revolutionary digital experience with 4.5 star rating.
6. Team: Berkeley and Ivy-league grads. Alums from the world's largest eCommerce brands

What you are investing in

Future Equity Agreement

$25M valuation cap

First $100K will invest in a SAFE with a $25M valuation cap and 20% discount.

$25K+ pro rata right threshold

A SAFE gives you the right to future shares in the company. If you invest, you're betting the company will be worth more than $25M in the future.

Earning a return

Learn more about SAFEs

Investor perks

$250+
One year of Move membership (normally $199/year)

$500+
Two years of Move membership (normally $199/year)

$1,000+
Three years of Move membership (normally $199/year) + 15 Minute Phone call with Founder CEO Chai Mishra

$10,000+
One Ticket to our National Launch Party in San Francisco with our iconic investors, catered by our

- Team: Berkeley and Ivy league grads, Alums from the world's largest eCommerce brands
7. Market: Largest consumer sector in the World ($700 Billion yearly in the US).

Our Ambition

We're on a mission to find the best household staples and make them accessible to everyone. Starting with grocery (the World's largest consumer sector), we're soon going to take over cleaning, toiletries, pharmacy, liquor and everything else that you usually get at the supermarket. As always, we'll bring them to you the only way we know how: designed thoughtfully and made ethically- with consistently better packaging and experiences, powered by efficient and ethical supply chains.

📄 Deck_WeFunder.pdf

shopmove.co

Wilminton, DE

Award-winning chefs. Three years of Move membership (normally $199/year) 30 Minute Phone call with Founder CEO Chai Mishra

$25,000+
Two Tickets to our National Launch Party in San Francisco with our iconic investors, catered by our Award-winning chefs. Three years of Move membership (normally $199/year) Half hour Phone call with Founder CEO Chai Mishra

$50,000+
Two Tickets and Hotel Stay for our National Launch Party in San Francisco with our iconic investors, catered by our Award-winning chefs. Three years of Move membership (normally $199/year) One hour Phone call with Founder CEO Chai Mishra

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Why I Like Move

We Invested in Move because its a Bold Redesign of the Classic Supermarket



Joe Montana
INVESTOR IN MOVE AND HALL OF FAME 49ERS QUARTERBACK

THE BUZZ ABOUT MOVE

The First 21st century supermarket brand: built around quality, community and transparency


Matt Bellamy
Matt Bellamy, Investor in Move and Grammy-winning Musician

"This is the food that chefs eat and it is miles ahead of anything you'd find in the average supermarket


Jason Wang
Investor in Move and Founder of Caviar

Consumers can now better access and afford the best tasting, highest quality food anytime. We believe they're going to reshape the food industry and couldn't be prouder to partner with them


Jeremy Fiance
Jeremy Fiance, Investor in Move and Founder of The House Fund

Introducing, Move: the online grocery store that's about to revolutionize the supermarket industry


Tessa Newell
Writer for Foodbeast

A very bold vision: make better food available to everyone.


Popsugar

Shaking up the grocery industry


Adweek

The Milkmen of The Future


University of California

Move promises to end the dangerously complex supply chains in food industry. They know where their food comes from. And you know where your money goes! Normally only 15 % of the retail price of the food goes to the producer. Move pays 4 times more.

Kuudes

Independent and international insight and design agency

They'll stop at nothing to better understand the pitfalls and nuances in their space. Add to that their authentic optimism and drive and you have a team that really has the potential to make a big dent in the world. I like 'em.


Frank Yoo
Advisor


5 Brands Shaking Up the Grocery Industry by Changing What We Choose to Eat and How We Buy Food

In June, Chai Mishra launched Movebutter, a small online grocery store with 300 products that promised shoppers more curated and high-quality choices than major grocery stores, which stock as many as 50,000. A month and a half later, the
November 20, 2019 @ adweek.com


18 leaders to watch in 2018

Maredia has worked hard to control his company's destiny, and the future looks bright.
February 1, 2019 @ retailleader.com


The 52 startups that launched at Y Combinator W17 Demo Day 1

Today was Y Combinator's 24th Demo Day, where the accelerator shows off its fresh companies to investors. International, AI and hardware products were the emergent themes of the 52 companies that launched on Day 1. You can check out our picks for
February 1, 2019 @ techcrunch.com


Retail's Store Of The Future: Brand-Free Customization And Tech-Free Service With A Human Touch

Steve Jobs believed technology should be invisible to the user. Indeed, its purpose seems better served when it's more felt-evidenced by how lives are eased and enhanced- than seen. The notion is at odds with the consuming public's
February 1, 2019 @ forbes.com


The Kuudes Watchlist 2018

Learning from emerging future possibilities. Movebutter promises to end the dangerously complex supply chains in food industry. They know where their food comes from. And you know where your money goes! Normally only 15 % of the retail
August 31, 2018 @ kuudes.com


Movebutter Is A New Online Grocery Store Looking To Be 'Infinitely Accessible'

You've heard of farm-to-table restaurants - odds are you've been to one of these trendy spots where chefs cook with ingredients that come directly from local suppliers. Well, if you love these eco-friendly, fresh-tasting eats as much as we do,
August 31, 2018 @ foodbeast.com


Movebutter Launches Online Supermarket in All 50 States

SAN FRANCISCO -- Movebutter recently launched an online, direct-to-consumer



supermarket. The web-based grocery store is building a new food-value chain by making everything in small batches and never holding stock. The supermarket, built
August 31, 2018 @ cspdailynews.com

Movebutter Launches the Next-Generation Supermarket in all 50 States



SAN FRANCISCO, June 13, 2017 /PRNewswire/ -- Movebutter today announced the launch of its online, direct-to-consumer supermarket. The next-generation grocery store is building an entirely new food value chain by making everything in small
August 31, 2018 @ prnewswire.com

Another startup aims to disrupt how consumers buy groceries



Launched this summer by University of California at Berkeley graduate Chai Mishra, San Francisco-based Movebutter aims to disrupt the grocery business with an online store that sources products directly from farmers, butchers and producers, noted an
August 29, 2018 @ storebrands.com

CPG startups disrupting the dinosaurs



In the span of 24 hours in late June, a series of events shook the retail industry. Kroger gave investors a nasty surprise by slashing its full year profit forecast in anticipation of increased price competition. Lidl opened its first U.S. stores and gave
May 30, 2018 @ retailleader.com

How to Build for Rural America



I loved chatting with Chai Mishra at Movebutter. He is building his product specifically for people outside of traditional "target geos" for most VCs. His company is dedicated to providing everyone with access to high quality and organic food -
April 16, 2018 @ sydneypaigethomas.com

Why private-label has reached tipping point in US - and what to do



The major, branded CPG operators in the US are not only facing a challenge from growing demand for products from upstart, agile competitors tapping into evolving consumer trends. They are also, Victor Martino warns, seeing another front open up
March 13, 2018 @ just-food.com

Challenger to Watch: Movebutter



For building the supermarket of the future "We're taking on the entire, ancient, trillion dollar supermarket industry," Chai Mishra, founder and CEO of Movebutter said. Movebutter intends to deliver high quality organic food from farm to fridge, to reduce
January 26, 2018 @ thechallengerproject.com

Movebutter, Brandless, Public Goods: Which Online Grocery Store is Right for You?



What it's about: This service is the closest to one-stop shopping you'll find, with 250 items, including nonperishables, meat, cheese, fish, produce, and personal-care items (like soap and shampoo). Movebutter also offers pre-stocked boxes that cater to
January 23, 2018 @ rachaelraymag.com

The six mega-trends that will shape the US food industry in 2018



Operating in the US food market? If you thought 2017 was a heady mix of challenge and opportunity, wait for 2018, writes just-food's US columnist Victor Martino, who gives you six mega-trends your business must embrace to thrive over the next 12
January 2, 2018 @ just-food.com

Movebutter: A San Francisco startup looking to change how you buy online groceries



Movebutter's business model is based on finding s...
June 29, 2017 @ blubrry.com

Movebutter May Become the Blue Apron of Grocery Shopping



If you're growing tired of grocery shopping in person and paying premium costs for delivery services like Instacart, here's a new alternative that just launched. Movebutter, an online supermarket, aims to deliver high-quality groceries to all 50
June 14, 2017 @ popsugar.com

New Direct-To-Consumer Online Grocer Launches Nationwide



Movebutter has launched its online, direct-to-consumer supermarket. The company, which bills itself as the "Supermarket of the Future," says it is "building an entirely new food value chain by making everything in small batches and never holding stock."
June 14, 2017 @ theshelbyreport.com

Can Movebutter spread across US amid heated grocery competition?

Internet giants like Amazon and Google, retail behemoths like Walmart, Safeway and Target, and scores of brick-and-mortar stores like Whole Foods (often partnered with delivery services like Instacart or Postmates) are pursuing Internet food sales, a
June 13, 2017 @ sfgate.com

Can Movebutter spread across US amid heated grocery competition?

Internet giants like Amazon and Google, retail behemoths like Walmart, Safeway and Target, and scores of brick-and-mortar stores like Whole Foods (often partnered with delivery services like Instacart or Postmates) are pursuing Internet food sales, a
June 13, 2017 @ sfchronicle.com

Online grocer Movebutter launches, touting low prices and curated selection

Movebutter, an online specialty grocer that promises low prices, a curated selection of staple products and direct-to-consumer sourcing is launching nationwide today, according to a company release. The service will focus on essential grocery items
June 13, 2017 @ fooddive.com

20 must-have subscription boxes for every personality

It all started with sample-sized, high-quality beauty products in monthly boxes. Now, Birchbox's subscription service model took off and spawned a host of similar companies and concepts. Everything from food and wine to clothes, kids toys and
May 31, 2017 @ today.com

Alum Builds the Supermarket of the Future - UC Berkeley Sutardja Center

At $6 trillion, the global food retail market is one of the world's largest industries - but one that has not yet been substantially disrupted by online marketplaces, which have otherwise effectively changed the way many people buy books, clothes, ... Read
September 22, 2016 @ scet.berkeley.edu

A New National Supermarket

We've built a digital supermarket to reinvent the grocery business. With bleeding-edge technology and a disruptive business model. This year, we're bringing it to the whole country.



The Best Staples in the World

250 household staples from the best artisans.

For a Fraction of the Cost

No middleman. Radially more affordable products (25% or more).

Available Nationwide

In 2019, we're launching in all 50 states.

ONE
Millennials are about to disrupt the World's Largest Consumer Sector.

The big chains haven't innovated in decades. Now Millennials are demanding better products, prices, and experiences. A $700 billion industry is about to be shaken.



5x	**$2,300**	**2x**
Millennials are 5x more likely to shop online	Millennials spend $2.3K more on groceries yearly	Millennials are 2x more likely to shop across stores and brands



CALIFORNIA PRODUCE
STARTING $5

TWO
We've built a supermarket for Millennials and Modern Times

We make and ship the best staples in the world. For radically low prices. Without the middleman. Direct to you.

250	**7x**	**$135**
Staples	CAC:LTV	Average order value

THREE
Users love Move and they keep coming back

After testing thousands of products, we've created a "superstore" of 250 incredible household staples. Beyond that, we've designed an addictive online experience that doesn't just make supermarket shopping simple – it makes it sexy.





80K	**$200,000**	**7,000**
People on our Waitlist	Revenue in Beta	Orders Shipped



FOUR
One All-Access Membership.
$100 for others. Free for you.

With a yearly membership, we're able to make products affordable for users while making the healthiest margin in the industry.

$100	**$135**	**$1,000**
Membership fee	Average order value	Average yearly customer spend

FIVE
The First Full Supermarket to
Go to All 50 States

We've set up 4 distribution centers across the country that allow us to get perishable groceries to anyone in the country within 2 days.



50	**2 Days**	**98%**
States shipped	Average transit time	Population covered

What if Everyone Could Access the World's Best Products?

We've believe that the world's next great company will be the one that opens up the greatest products to everyone. A company like that would not only transform th emarket, it would change the world itself. That's the company we're building.









More Categories Coming

We're starting with grocery. In the next 3 years, we're going to take over everything you buy for your home.

Real Stores Nationwide

A nationwide chain of stores is on our horizon. Completely automated and mind-blowingly convenient.

Membership Perks

At Move, membership will be much more than a piece of plastic. Shopping concierge, cooking classes, and much more coming soon.

Founder





Chai Mishra
CEO
Entrepreneur and Engineer, Expert in Sales and Marketing, Passionate leader and developer

AND THE REST OF THE TEAM



Robert Davidorf
CFO
Founder of Playlist.com and CFO at several VC-backed startups.




Thaddeus Duprey
Head of Distribution & Supply Chain
Former Director of Quality at Blue Apron, Expertise in the Food Industry, Former Sous Chef




Natasha Allen
External General Counsel
Legal advisor with experience in M&A, general corporate matters, and tax planning strategies.




Scott Stemke
Brand
Worked with AirBnB, Huckleberry, Jack Erwin, Le Labo and several other D2C brands



Daniel Wilber
Product
Worked with AirBnB, Huckleberry, Jack Erwin, Le Labo and several other D2C brands



Sebastian Werz
Advisor
Director at 511 Films




Philipp Kreibohm
Advisor
Founder CEO of Home24 (One of Europe's Largest Ecommerce Companies)



Jeremy Yamaguchi
Advisor
Founder & CEO at Lawn Love, Founder of Aeron Creative and Golden Shine




Frank Yoo
Advisor
Director of Product Design at Lyft, Former Mobile Design Lead: LinkedIn, Former UI Designer: Yahoo




Adora Cheung
Advisor
Partner at Y Combinator, Founder of Homejoy, Skilled in Python, Matlab, Product Management, Research



Kalle Freese
Advisor
Ninth Greatest Barista in The World (World Barista Championship)



Steven Hsiao
Advisor
YC Founder of SpoonRocket



Michael Seibel
Advisor
CEO of YCombinator (Silicon Valleys' Best Incubator)



Brano Perkovich
Advisor
CIO of the San Francisco 49ers



Jason Wang
Advisor
YC Founder of Caviar

Raised $1,699,781 From 91+ Investors



$270,000	$1,164,200	$210,700	$54,881
December 2016	December 2017	December 2018	In Progress
SAFE	SAFE	SAFE	



Y Combinator

Seed funded 1500+ startups (including AirBnB) with total valuation over $85 billion. 70 startups valued over $100m.



SF 49ers

Football team with a fund.



Funders Club

Portfolio includes Coinbase, Instacart, and Flexport.



Jason Wang

Founded, Caviar. Owner, The Halal Guys. Forbes 30 Under 30.



Joe Montana

Hall of Fame NFL Quarterback. Angel Investor.



Matt Bellamy

Lead Singer of Muse. Grammy Winner.

MORE INVESTORS

Interview

WF: What is Move? ^   – COLLAPSE ALL

M: Move is building the next-generation supermarket. We sell our own brand of supermarket staples and we ship them all over the country.

By taking out middlemen and markups, we're making the best products more affordable.

WF: What problem are you solving? ^

M: We see three critical issues with the traditional supermarket model. We call these issues the three Es.

First is economics. Most of the money you spend at a supermarket does not go to the food. About 85%, of what you spend at a supermarket goes to middlemen, marketing, and markups. The average family spends about $120 per week on groceries, so $108 of that goes to running the store and the middlemen along the way, and $12 actually goes to the farmers

Second is experience. This problem is fairly straightforward. Shopping for groceries is not a pleasant experience. At this point, we're all buying almost everything online, with the exception of food. Groceries are the largest consumer sector in the world and they're still almost entirely offline. That's really a problem. Grocery experiences and brands haven't caught up.

The third problem is with ethics. Supermarkets act like funnels in the food value chain. We take all of the good food in the economy and drive it into tiny pockets like San Francisco and New York. In those pockets, there's a massive surplus of food, and about a third of the food in supermarkets gets thrown out every day. At the same time, go over to a city like Oakland, or many of the rural or suburban areas in America, and they're food deserts, with a giant deficit of quality food. About a third of the U.S. population lives in areas which have no supermarkets for five miles in any direction.

And unfortunately, the new startups in the space aren't really doing much about those actual issues. Most "grocery startups" are just delivery services. In other words, they're simply building last-mile delivery service on top of supermarkets. It's hard to fix an industry when your company sits on top of it.

WF: Walk me through the experience of using Move. ⌄

M: We have a host of suppliers across the country. We'll find the best jam supplier, which in this case is a company out of Georgia. We'll find the best coffee roaster. We'll find the best cereal supplier. We'll find the best version of something in the U.S. and work with one person and their products will go nationwide. We truly believe in the idea of "best" over "local." It matters more to us that a product is the best in a category than that it is locally sourced. So, now we've got a network of suppliers all over the country, one for each category you see on the site, and we've got four warehouses, in Stockton, California; Madison, Wisconsin; Wilmington, Delaware; and New Orleans, Louisiana.

When you place an order, anywhere in the country, you are within two days of a Move warehouse. That's something nobody else in the country has. We can ship you fresh, frozen, any kind of food, to any U.S. customer.

Right now, you go to the website, you place an order, and you receive it in about three days. Most customers are planning out their groceries ahead of time, so we don't think three days is unreasonable. On the back end, our warehouses are getting cross-docked, which means our suppliers are sending products to our warehouses weekly in the exact amounts that need to go out that week. So, let's say it's Monday, and we've got 1,000 orders that need to go out that week. We need 1,000 pounds of steak. Our steak supplier will send exactly that amount. When each piece comes in, we earmark it for a specific customer. This leads to zero food waste and incredible economics, because we have such a quick turnaround time. The food comes into our warehouse and it immediately gets put into orders. Let's say you order steak and jam and pasta sauce and pasta. That's four suppliers right there. All of that comes into the warehouse, our staff picks one of each of the product, they put it into a box, put a shipping label on it that says your name, and it gets mailed out to you and reaches you within two days.

Traditionally, the deciding factor in whether or not a company can ship perishable food to you is whether or not you live within two days of a warehouse of theirs. If you live more than two days away, then the food's going to go bad. Everything needs to go out by ground shipping for it to be feasible. The ability to do that has been our biggest accomplishment. We are the only supermarket that can ship food affordably, efficiently, feasibly, to anyone in the country.

WF: Why are grocery store supply lines so inefficient? ⌄

M: I think it's best told through the story of one individual product. I come from the coffee world. Coffee is the second-most-traded commodity in the world, and a lot happens between it being grown and it actually getting to you. Let's go through those processes. You have a farmer somewhere in the developing world, say in Guatemala or Vietnam or Indonesia, make the coffee. It grows as red cherries. The farmer cracks them open and gets coffee beans. From there, it's going to get pooled in. Step two, a co-op is going to come in and combine all of the coffee together. That co-op is going to take it and combine it with coffee from hundreds of different farmers. They're going to take it to a roaster. A roaster's going to buy coffee from a bunch of different co-ops and roast it. Every step of the way, these businesses are adding markups. Then the roaster breaks it up and starts selling it to dozens and dozens of distributors, who in turn sell it to exporters. They sell it to importers in the U.S. who specialize in buying coffee. Those importers take it and give it to food processors. They essentially sell to manufacturers, who are companies like Nestle, who buy it and package it up. They sell it to distributors all over the country. Finally, they sell it to wholesalers or retailers.

On average, you're looking at anywhere from seven to 17 middlemen in the production of a food product. That's where almost all of the money goes.

WF: How severe is the problem of food deserts in the U.S.? ⌄

M: Between 20 to 33 percent of the country lives in a food desert.

WF: Who are your customers? ⌄

M: There's a primary, secondary and tertiary customer here. The primary customer is young, female and urban, usually living in one of the ten big cities, including San Francisco, New York, and L.A. It's a young professional woman who's making usually above $75,000 a year and living in the cities

who's making usually above $75,000 a year and living in the cities.

The customer we see after that is quite a bit different from the primary customer. Our secondary customer is an older female, aged between 35 and 60, and they are suburban or rural. They tend to live in areas where the closest Whole Foods is three hours away, or the closest Trader Joe's is five hours away. Move is the only option they have. This isn't just one of the options -- it is truly the only option they have.

Our tertiary customer is a young male living in a big city -- the usual suspects, the industries you'd expect, including finance, startups, technology, and marketing. They tend to skew a little bit younger.

WF: How do you convince customers to switch to Move?

M: I think where we win is on the basis of a very, very high-quality product. We'll match our product up against anybody else's in the world and we think we'll come out on top. Plus, we charge a fair price, and our products are sourced through extremely ethical means. We're the highest quality in the country and we source through the best means possible.

We do offer great convenience, but we don't really market Move as an online grocery delivery service. If you buy on the basis of convenience exclusively, Move is probably not the best bet for you. That's not how we try to compete. That's definitely not a war we will win. But I think there's a misunderstanding in the industry about how much people really care about convenience when it comes to groceries. If I'm trying to order Chinese food, I'm not going to wait for that to come in two days later. If I'm ordering pizza, I want that now. The groceries that we deal with work very differently. These are products that most people buy week after week. We're talking about staples, not impulse purchases. These are high volume, high frequency products. So I question how much demand matters. And I have evidence for this: Instacart's entire pitch was, "get it now." What started to happen was that they would have drivers out on the street waiting for people to make orders right now, and then that led to a serious density problem, because people just don't buy groceries that frequently. People won't pay a $15 premium to get their groceries right now.

The critical difference between groceries and restaurant deliveries is that 100% of the products you get from DoorDash or UberEats will be consumed immediately. When you're talking about an Instacart order, think about what you're buying. You're buying ketchup and rice and milk. I bet 95% of your order is set aside for future consumption. So, really, there's no inherent benefit in you getting it immediately. I'll concede the point that I think that frequently people believe that's what they need, and sure, if we offered faster delivery, that might lead to more sales. That's true, but convenience is something we will naturally build up to. In the next two to three years, Move will start doing within the hour deliveries in the big urban centers. It's a lower-level priority for us.

WF: What's the average Move order?

M: Our average orders are $135 as of September 2018. What that shows is that we're getting the best of two separate worlds. We are both a utility and a luxury. When people start spending $135 on this site, that's because this is a utility, because people are going out there to get their groceries. They're not buying this as a one-time purchase and they're not buying just one thing. They're buying a lot. They're buying this to eat during the entire week.

We're still sussing out our reorder data and our retention data, but generally, what we see is that if you're going to reorder, you reorder within two weeks. We're working on a feature that allows customers to order the same cart multiple times -- we've had that in the past and it's been very successful for us. Right now, we're focusing on one-time purchases, but it's very easy for us to turn on subscriptions. We're working on a smart subscription model that's driven by AI. This would send you the exact amounts of the products that you need. Ketchup doesn't run out at the same speed as milk does. It will take into account how long people take to run through a product and how perishable a product is. It sends you the products at that frequency, so you're not getting billed the same amount week after week. You can subscribe to individual products right now, but what we're really using that for is to measure how frequently people like to receive different products. That's just for us to gather data. We're working on a subscription feature that's going to be a lot better than anything on the market.

WF: How did Move begin? ︿

M: I grew up in India. My dad ran a trading company, so all of my earliest memories are of steel mills and cement plants and food processing centers and distributors and wholesalers. As I got older, that's what I really wanted to study. I came to America, to UC Berkeley, and that's exactly what I wanted to study -- how products were made, how they were brought into the economy, how they got to people. I started studying industrial processes at Berkeley, but I dropped out about a semester in, just because it really wasn't informing. The program was built around how to get a job at Tesla, not how to actually build a company. All I wanted to do was work on supply chains with companies that were making actual products. I wanted to see how products were getting made around the world. So, at 18 I left Berkeley and I started working.

My first job was in China, where I worked with American and European hardware startups. Hardware is a heavy word, but it's basically startups making physical products. I would help them get their products manufactured and distributed. It was everything between you deciding the world needs a certain type of sweater and you shipping that sweater to your very first customer. I did that for dozens and dozens of direct-to-consumer startups. I worked in France, I worked in America, I went back to India, I worked in Germany for a bit, I worked in Estonia -- I went all over the world helping direct-to-consumer companies build entire supply chains.

Toward the end of that phase in my career, I was primarily working with direct-to-consumer food companies. The last company, where I worked for a year and a half, was a coffee company out of Germany. What this company has done was, this company had built what they called the world's first roast-grind-brew coffee machine. It was a coffee machine that could roast beans, grind them, and brew coffee. This is really something incredible, because you can put in green coffee beans and it would make a cup of black coffee. It's also incredible because if you can roast your own coffee beans, that means that you can buy coffee directly from a farmer. You don't have to buy from a supermarket. It's like being able to make your own steel, or grow your own wood and make your own furniture. I was running the supply chain over there with a team of about 15 people. At the time, they'd raised about $3 million in pre-orders from around the world, and it was my job to build the supply chain to get these 30-pound machines to people in 85 countries. We also needed a separate supply chain to allow people to buy green coffee beans directly from the farmers.

That was truly the experience that led to Move. For six months, I would spend half the day talking to farmers in Ethiopia, Indonesia, or Vietnam, and I'd spend the other half of the day talking to supermarkets in the developed world. I did that long enough for two things to became clear. One, that the system is extremely inefficient, and two, it's unethical. The coffee farmers I was working with would sell a pound of coffee for about 17 cents and that very same pound of coffee would then later get sold at a supermarket for $15 or $17. It was a 100X markup, which is absolutely ridiculous.

At that time, a few things overlapped at the perfect moment for me. The problem of food supply chains was very clear to me. Two other things were happening at the same time. Number one, the direct-to-consumer movement was really starting to take off. Dollar Shave Club had a huge success, Casper was starting to hit it big, and we'd had a couple other companies that had come out with products that were innovative and powerful, compelling brands, and they made fortunes. Silicon Valley had this new found respect for companies like Warby Parker and Everlane. Those companies led the way. So it was becoming very clear to me that there was this giant problem with how supermarkets are built and how food chains are laid out. Silicon Valley specifically was starting to work with direct-to-consumer supply chains. There was actually money for it, and there was a consumer interest. Plus, Millennials dropped their parents' brands pretty quickly. All of a sudden, all of the brands that meant something in the '70s and '80s and '90s didn't mean anything.

Number two, I'd grown up in India and I'd see small producers my whole life. To this day, about 95% of the food in India is organic and local, not for any ethical reasons, but because that's what the rudimentary supply chain is. Then I moved to Berkeley, and which was the birthplace of the farm to table movement. Those things came together for me: Food's got a huge problem, direct-to-consumer is booming, and truly, when you think about direct-to-consumer and translate that into food terms, you're talking about farm to table. That has been applied in a restaurant sense, but nobody ever thought about building a supermarket that was truly farm to table.

All of a sudden I thought, "All right, that's what we have to do. We have to build a direct-to-consumer, farm to table supermarket. If we do that, not only can we get far higher quality products, but we can make them far lower cost, and most importantly, we can get them to anyone in the country." Those were the three things that really mattered at the time and continue to matter the most right now. We can find the highest-quality products in the world and make them affordable and accessible to anyone in the world.

I incorporated the company in 2016, and in early 2017, we went to Y Combinator. We've been working on Move in this iteration ever since then. The last year and a half has been incredible.

WF: How do you measure progress? ^

M: Up until this point, we measured it in terms of the infrastructure that we built. That's been the most important factor -- the infrastructure and the product. We inherently are a company that doesn't have the luxury of starting off with one customer in one city and then scaling it up like that. For us, it's a very, very capital-intensive business. If you think about the basic mathematics of it, what you're really talking about is that for us to do $1 million in sales, then one million people need to go to the website. When one million people go to the website, they need to see our product -- and our product isn't granola and our product isn't pasta. Our product is the supermarket. Enough products need to be on there, enough different categories need to be on there, enough products need to be in stock, for it to make sense as a supermarket. If you went onto the website and we were only selling four different types of snacks, that's not a supermarket, and we're not giving our customers the same sort of usability. We're talking about 100 different products across 20 or so aisles that all need to be in stock nationwide with gigantic volumes.

The goal was to build up to a point that we're finally at now, where we can affordably ship an entire grocery store to anyone in the country. That was really the measure of success. It was a much harder measure -- it was a point in time that we wanted to reach and we reached there -- and now we're raising money to grow off of that. We're raising money specifically for marketing and to take the message out to people. We marketed in the past, as experiments, to figure out specific things about how we'll acquire users, but we really wanted to get to the point where it's just a financing issue. Before we raised money, we wanted to de-risk the business. We wanted to de-risk the product, the technology, all of that. We wanted to be at a point where we knew how to acquire users, how much money it cost and what channels work for us. We know that when we acquire those users and they're going to the site, they're going to have an experience that's going to make them convert. We tested that into oblivion and it's great. And then lastly, and most importantly, when these people make an order, we're actually going to be able to fulfill that. Again, that's something that we've been first in the world to do.

Those are the three things we were trying to get to: We know how to acquire users, we have an online product that is compelling enough to make people want to purchase, and lastly, we can actually fulfill against that product. This summer, we reached all three goals.

Now we're moving to the next phase, which is where we can put money at the top and it's actually going to turn out revenue. We can scale up to about $10 million very, very easily, and it's much more likely that we can to $20 million per year with revenue without having to do anything on our infrastructure or find any new suppliers or do anything of that sort. For us to scale up to $10 million or even $20 million per year requires no additional work on marketing, or on distribution, or on product. It's really just a matter of just lighting the fuse.

WF: What are your profit margins? ^

M: The question for us is: On the very first order, do we break even? Or, more importantly, are we making a profit after accounting for everything -- for the cost of goods sold, after accounting for the shipping, the cost of acquiring the customer, the cost of the packaging, the cost of the labor, and everything that goes into the order? We absolutely are. On a $135 order, we make about $54 in profit after all of those costs are taken out. We still break even on our very first order. In fact, we actually make money off of it. That's very rare in our space and industry.

Also, that's what I mean about affordably shipping to anyone in the country. These economics apply across the country. That's what's really important. There's not a Bermuda triangle in the middle of the country for us where all of a sudden, if somebody in Louisiana orders or somebody in Texas orders, we just die. That doesn't happen. When somebody makes an order on Move, we make money and we make money from every single person in the country. That's really the key there.

WF: What's your price point? ˄

M: I would say it's about ten to fifteen percent lower than Whole Foods. That's probably the best benchmark for it. On some products, sure, we'll be slightly more expensive, but most products will be less expensive than Whole Foods. If you were to search across the country for products of our quality, it's tough to find, but if you find them in stores, you're looking at about a 30% discount on Move, on average, for that quality of product. For example, all of the beef we sell or all the pork we sell is from Niman Ranch. You're looking about 30% to 40% cheaper than what you would normally pay for that. Plus, shipping is free on all orders.

WF: How can you keep prices low? ˄

M: There are two big reasons why we're going to be a lot more affordable than these other companies. Bi-Rite, for example, buys through a distributor. They're buying through a meat distributor, probably somebody like Golden Gate Meat out here in San Francisco. Those guys are buying from a bunch of different farms, and sometimes it's not even that. Sometimes, they're buying from bigger wholesaler. When we buy directly from the source, that saves us a lot of money, and then in turn, it saves the customer a lot of money.

The second reason we're more affordable is the private label aspect of all this. That might be the single most important product feature in Move: Everything we sell is our brand. That really has just a huge, huge effect on our bottom line. First, it takes away the marketing costs that have been built in. When you sell somebody else's brand, you're passing on the cost that they spend for marketing their brand to your customer. Take pasta sauce. If I was to go out and sell Ragu, that company's pasta sauce, what I'm really doing is taking the cost of all the Super Bowl ads that Ragu's going to run and I'm passing it on to you. What most supermarkets do is start selling multiple different brands, and none of them are their own. That leads to those supermarkets passing all of those marketing costs onto their customers. Even though you go to Whole Foods and buying the same brand of pasta sauce every single week, the cost of the other nine pasta sauces is still baked in because Whole Foods sells those sauces. For their profit margins to work, you're still paying for the other nine brands of pasta sauce that don't sell quite as well. For us, we private-label everything, so we only sell our own brand. Even when it's sourced from Niman Ranch, it's still under our brand.

What's going on there that's really compelling is that we're taking all of this volume and we're able to consolidate it to a few suppliers. That's the critical difference between us and Whole Foods or Bi-Rite or any other traditional supermarket. When 100 people go into Whole Foods or 100 people go into Bi-Rite, and they all buy pasta sauce or they all buy steak, those 100 orders are going to get broken up across whatever five brands of pasta sauce they carry. But when 100 people go on Move and order pasta sauce, those are all going to one supplier. As a result, we can drive a lot of density to the suppliers. If 1,000 people or one million people are shopping on Move versus Whole Foods, our supplier's making a lot more money for those same numbers.

We can eliminate both the cost of the middleman and the cost of the brand we sell online, direct-to-consumer, and we sell only our brand. We're also removing is the cost of wastage and the cost of having a physical store. That's the biggest cost built into your groceries at a traditional supermarket. The cost of the store is the most important cost, because you're paying for the cashier behind the counter, you're paying for the lights to stay on all night, you're paying for an airplane hangar-sized space, all that. That's all eliminated when we sell online. Our warehouses will be in the middle of nowhere -- Stockton, California; 45 minutes outside of Madison, Wisconsin. That's a considerable difference in rent from a Whole Foods in San Francisco.

To recap why we're going to be a lot more affordable: The cost of the middleman, the cost of the brand, the cost of the physical store, and then the cost of wastage. Supermarkets throw out about a third of their food. That's a cost they have to bake into your purchase. We don't throw out any food, so that's not a cost that gets moved on to you.

What that looks like in practice is, today, you've got about 20 aisles in the store and that's equal to fewer than 20 suppliers. But in our case, one supplier is able to supply a good chunk of our store because it's all private label. We don't have to create a false diversity of products. If you went into a Whole Foods, for example, and for some reason everything was Barilla branded, that'd be a little bit weird. Most supermarkets haven't really established their own brands. They're piggybacking on other people's products. They're forced to create a diversity of products. We don't have to do that. Our pitch to people is our anti-diversity of products. It's curation first. We're saying, "This is the best pasta sauce in the country and we picked it so you don't have to." There's sort of an intrinsic, conceptual difference between how we present our products and how a traditional supermarket presents its products, and as a result, our suppliers see a lot more volume, we see a lot lower cost, and our customers see a lower cost. That's conceptually a very different pitch than the average supermarket.

WF: How do you ensure that your food is fresh? ^

M: When you order food from UberEats or Instacart, the person picking your produce is a guy deciding between driving Uber or delivering for Instacart. That's not knock on the job. The point is, that person is not a food expert. The greatest food experts in the world are farmers. That's the ones who really know this stuff. But those services aren't really about the food. The delivery is the main service. The food has nothing to do with it for them. That's why you'll see them make ridiculous replacements. You'll order one thing and they'll get you something completely different and be like, "Yeah, this is replaceable." No, dude, it's not replaceable.

In our case, that's flipped. There are two reasons the quality's going to be so high and the food is going to be fresh. First, it's getting picked by people who do this for a living. Generations of them have done it for a living. Our meat supplier, the company, is 105 years old. Every single one of our producers has been on the earth for longer than I have. They're all at least 30 to 40 years old, and so they really know what they're doing. For decades, all they've done is pick up the best produce or the best cuts of meat. It's a critical difference in who's picking out your product.

There's a separate difference in how quickly that product gets to you. That's the bigger difference, if anything. Not just in how quickly it gets to you, but the process by which it gets to you. One of the things we do, for example, is use a technology called IQS. This is the coolest thing in the world. If you buy frozen strawberries from us, what we do -- that almost nobody does -- is that those frozen strawberries are individually frozen. As a result, the package is not getting soggy inside and forming a clump. These are individually frozen, so you can lock a fruit or vegetable into the season that it was grown in. You could get the best California strawberries year round, nationwide. You can do that for any fruit or any vegetable. That's something that most supermarkets do not do, just because it's expensive. It's just not that easy. But for us, what matters is the quality. We can find the best version of a fruit or vegetable and we can lock it into that quality at that time and have it available nationwide.

Now, for example, we're adding some really, really beautiful stuff. We're adding this thing called Romanesca broccoli. There a finger lime, which is a lime that, when you crack it open, looks like caviar. The point is, we're product first, as opposed to being anything else first. It starts with finding the best products, and then it's about how we get it to people. For other supermarkets, it's about how we get it to people and who cares what the product is. You're not going to find finger limes on Instacart or at Safeway. You have to have a food expert go out and find it for you, and that's what we do. Half of our team are chefs, and the other half are supply chain people. So, that's the kind of thing that we can do, and it can be affordable. It's not going to cost much more than a regular lime. That's really the most meaningful thing -- that we can hold onto both poles. We can stick to quality and we don't have to give up affordability.

WF: Where do you see Move in five years? ⌃

M: I think it's worth it to spend a couple minutes here talking about how the industry's changing -- why a company such as Move could not have existed ten years ago, or even five years ago, and why it can exist today. A couple of things have happened.

The first one is just, plainly, that customer trust in an online experience and an online brand is radically different. There's a reason why Amazon had to start off by selling books, and it took 25 years to buy Whole Foods. It's taken us about 25 or 30 years to get used to buying things online. Books require no trust. It's nine bucks, and if it doesn't work out, it doesn't work out. Food requires the most trust. The first thing that really needed to happen for a company like Move to exist is that people needed to be open to the idea of buying their food online. They needed to be open to the idea of putting that in their mouth and actually eating food that came in a box. That did not exist five years ago. An online brand just had to reach that degree of sophistication. Dollar Shave Club had to happen, and Casper had to happen, for Move to happen. People had to slowly build up in their trust in online purchasing.

But today, if I'm not wrong, 17% of grocery shoppers have bought groceries online at some point. In about five years, that number's going to be 70%. More importantly, in about seven years, the year 2025, online groceries are going to be 20% of all grocery transactions. That's a significant number for a reason. Groceries are the biggest consumer sector in the world, and 20% is the inflection point for consumer sectors. Any industry, when it reaches 20% digital penetration, is when it starts to crumble. It takes a very long to go from 0% to 20%, and when it gets to 20%, it climbs to 100% real quick, in about the same amount of time as 0 to 20. In 2025, there are going to be about $100 billion of groceries bought online.

After it reaches that tipping point, it all falls. Whatever company has been able to get their foot in the door and to capture a big chunk of the market, by the time it gets to 20%, will likely own a huge portion of the largest sector in the world after 2025. If you own 1% of online groceries, by 2025, then by the time all groceries move online, you're going to own 10% to 15%. The next switch happens pretty quickly.

All these changes mean we save money. Middlemen needed to exist when people wanted to buy food in person, and now they don't as much. Second, shipping until very recently was very expensive. The size of boxes we ship, we get ridiculous rates, and 90% of that is because we have an incredible distribution system that's nationwide and very extensive. The remaining 10% of that is because the cost of shipping just dropped drastically in the past five to ten years, compared to inflation. And not just shipping, but also the packaging and the labor involved in shipping. It's because, again, of Amazon and direct-to-consumer brands. These companies have laid down the infrastructure for a company like Move to come in. E-commerce and v-commerce, or vertically integrated commerce, such as Dollar Shave Club and all these companies -- they have revived shipping and they have revived all this technology and the people and processes that go into shipping. So it truly is the right moment in history in groceries, because not only are people asking for it, but the existing players have not caught up at all. Not one of the 20 or 30 large supermarkets in the country have a direct-to-consumer program. Their supply chains are so insanely outdated that for them to even begin to update them is just a mammoth experiment. All it takes is to go out to Trader Joe's, any one of these companies' websites, and it's like they're from the 1990s. Nothing has changed. There's no delivery option, there's no buying online option, it's just old school. It's the largest consumer sector in the world and it is just ripe for disruption.

WF: Who are your competitors? ⌃

M: We really view people selling food online as the major competition -- that is, places where you can go on your computer and buy food, groceries specifically, not restaurant owners. When you see that, we make a quadrant. On one axis, we put full service. That is to say, can this or can this not replace the grocery store? Basically, could you live off of this? Do they sell enough different types of products that you can eat only this and survive? That automatically disqualifies a lot of people online. That includes Thrive Market, Brandless, and Boxed. All three of these are internet darlings and they've raised a lot of money, but not one of them sells produce. I think Thrive might be experimenting with it, but not one of them sells meat. You can't live off of honey-covered cashews. These are snacks, and unless you're the king of England, you can't live off of that. It's not a grocery store at this point. It's not just that they're incapable of doing it right now, but it's also that I don't think they have much of an interest in doing it. It's a long, difficult thing to do. There's much more money to be made in the short term by doing something else. On the other hand, about 60% to 70% of our store are core products, a core grocery, cheese and dairy and teas and milk and produce and meats and all that kind of stuff. That's the first axis: Full service.

The second axis is quality. In business terms it's about whether or not it's high end or low end. We also inherently understand this distinction. We all know that Walmart is not the same quality at Whole Foods. We understand that. In most people's minds, I think you can draw parallel lines for what quality each grocery store falls at. The highest end would be something like Whole Foods, and then Trader Joe's, and then Safeway, and keep going on down like that. At the other end you have Walmart. Our goal is to be the de facto high end grocery store, and we believe that the market truly is opening up for us to do that, because hopefully the highest-end viable grocery store in the country is now going downmarket. Whole Foods is cutting prices. If you look at where the new Whole Foods customers are coming from, about a quarter of the new people shopping at Whole Foods came from Trader Joe's, not Dean and Deluca. They're not touching a higher end segment. They're going downmarket. And why shouldn't they? It's not a lack of money. They're going to make a lot more money by selling against everybody that's down market from them. They're going to make a lot more money by being competitive on price and not purely the quality anymore. But that leaves a vacancy. None of the people selling groceries online are truly doing quality-first products. All of them can be either looked at price or convenience. For Brandless and Thrive Market, their entire pitch is working on how much money you save. And convenience is Instacart or even Amazon Fresh. There truly is not a brand that is built around the quality of food, and that's us.

When we mix those two axes -- one has full service on it, and the other one's got quality on it -- we truly are the only company in our quadrant, a company that's a true online grocery store. We sell groceries online that both full service, so you can buy all of your groceries online, and they're the highest quality. Everybody else in our industry seems to fall into one of the other quadrants. They're either low-end and full service, or they're high-end and not full service, or they're neither. We're high-end, and we're full-service.

WF: What's your endgame? ˄

M: We have no intention of selling the company. We've gotten interest from one of the companies I mentioned here about buying the company, and I can tell you right now, we don't really care about selling it. It's just not what we're interested in.

What we are interested in is taking the company public. We've taken the necessary steps to make that happen. You're a very different company to build when you're trying to sell it quickly, as opposed to if you're trying to go public with it. The basic difference to me is how financially disciplined you are. One of the things we've done is been extremely scrappy with our spending, even on the unit economics. That's why we didn't grow until we were ready to grow profitably. That's something nobody's done. When you're trying to sell the company, you raise $80 million on day one and then some companies blow through it like crazy and then Amazon or Walmart buys you right before you're out of business. That's not the strategy we take. There are a number of our competitors that did take that strategy. In the next five to ten years, you will see Amazon and Walmart start to buy people like Thrive and Brandless. We don't have much interest in that. We're interested in building a sustainable, long-term company, and for our reasons, we prioritize economics. We prioritize actual business sense, because the exit strategy is to go public, not to get acquired.

I'll talk about the future for a second too, but you want to think about it in terms of the past. One of our most recent hires asked me, "when the food industry looks back in ten years, when they look at us, what are they going to kick themselves over? What did they miss that they're going to hate that they missed?" My answer to that was, I think that the people who make food, that manufacture it for brand labels, they're going to be filled with regret over the fact that they did not take over the selling of the food. The fact that none of the hundred largest producers of food in the country own its own distribution and reaches its own customers, that's a national shame. That's ridiculous. That's not true for any other industry. Nike owns its distribution. Apple has Apple stores. For food, that's not the case.

Second, the people that sell the food, the supermarkets, are truly going to regret that they didn't start making their own food. This model -- that you could have one person make it and then another person sells it -- is absolutely ridiculous. When I think about future of Move, sure, we present it as the supermarket of the future, but it's just as much the General Mills of the future. We are the model for a food company of the future, which is a company that makes and sells and brings to people the highest-quality foods in the world. We find it to be this overlap of building the Whole Foods of the future and building the General Mills of the future.

In specific terms, given the market we're in and what we're doing, we believe that we have the opportunity here to make the most valuable consumer company in a generation. We're vertically integrating the two large elements of this giant industry. We're making our own food, and we're bringing it to people ourselves. That gives us a tremendous amount of control over quality, affordability, and the actual dynamics of the process. When you buy a product from Move, it does not happen anywhere else. When you buy a product with us, and you taste it and you say, "Hey, maybe there's too much sugar or too little sugar," you can tell us that, and I can actually go back and come back to you with a product that has less sugar or more sugar. It's that level of control over the supply chain, that does not sugar or more sugar. It's that level of control over the supply chain, that does not exist anywhere else in food, that allows us to do really, really, meaningful things. That allows us to be the company that makes and brings every single one of the major developments in food to the people. At some point, product-based meats are going to become a public thing that everybody's buying. Which supermarket is going to be the first to bring it to people? We think it's going to be us. You can think about example after example after example, but all of the biggest developments in food are going to have to get to people somehow, and I don't think that the existing system as it is will make sense any longer. I just don't think that's the way the future food is going to get built. That's when they start pushing garbage ideas like, "this is seventh-generation family, a brand that's been around for a hundred years." We don't look for that in any other industry. You don't go out and buy a matchbook from the early 2000s because it's an authentic matchbook. You look for the new stuff.

We truly believe that we can build both the General Mills and the Whole Foods of the future, all at once. We believe that we can build a food company that is going to be responsible for creating and bringing all of the major developments in food to people. We don't plan to sell anything but food any time soon, possibly ever. We find Netflix to be a very, very good comparison to us in terms of product strategy and everything. The way they look at movies and TV shows, that's how we look at groceries.



Ask a Question



Type your question here...   **ASK QUESTION**

J. W.   Mar 24 ⌄

Is the membership perk going to be grandfathered in at the preorder price?

Junchao Shangguan   Mar 24 ⌄

Thanks for your answers Chai, just one follow up. You mentioned in other questions that Move could "easily clearing $10M+ of revenue in the first year of operation", could you elaborate a bit on the revenue projection (# of members, membership fee, order volume and AOC)?
And what year are you referring to? Thanks.
Shawn

 **Chai Mishra** CEO **FOUNDER**   Mar 24 ⌄

Absolutely! That's based off of a few assumptions/projections- 10,000 members to start (growing at approximately 10% MoM, paying $100 per year in membership fees and spending about $623 per year in the store (based off of the beta). All together, that comes out to be about $10 - $12M in revenue over the first year. Of course, this is just a projection and the real world is often unpredictable but I feel confident in our estimates since most of the variables above our either known or in our control.

Christian Garrett   Mar 23 ⌄

Does 100 dollar investment give you a lifetime nembership?

 **Chai Mishra** CEO **FOUNDER**   Mar 23 ⌄

Hi Christian- a $100 investment doesn't come with membership. For a $250 investment, we include the first year of membership.

The main thing you're buying with an investment here is a piece of the company and its future success.

To just buy membership, the most affordable place is shopmove.co. On the website, we're currently selling membership preorders for $49 per year.

Hope that helps!

Philip Balliet Mar 23 ∨

Sustainable packaging: reusable, compostable. If you had eco-friendly packaging, and carbon-offset delivery, I'd be 110% in. Thoughts?



Chai Mishra CEO **FOUNDER** Mar 23 ∨

Hi Philip- we're working on it! We've actually made a lot of progress on this issue already. I believe that from day one, we will ship only compostable insulation. To add to that, we're not using any ice packs or void fill. Those three are the biggest environmental pollutants in perishable shipping and we've already solved them.

Surprisingly, it's the smaller stuff that takes time to figure out- product packaging. Our product packaging is already as eco-friendly as anyone's but we want to go a step further. We're very happy to spend more for more eco-friendly packaging. The big concern really is food safety. The minute we find eco-friendly jars/bottles that are just as good at keeping the food safe, we'd love to move over. Finding those materials is an ongoing process and I know we'll get there soon. But in the meantime, we've adapted the product experience to offset the impact- making all product packaging reusable and combining all your orders from one week into one box.

Those measures, combined with our ability to curb food waste make us one of the most eco-friendly retailers in the country. Hope that helps!

Lloyd Lee Mar 22 ∨

Quick question, will your products be cheaper than buying directly from source? Say buying beef directly from niman's ranch website vs move's website.



Chai Mishra CEO **FOUNDER** Mar 23 ∨

Hi Lloyd- in most cases buying from Move will be significantly more affordable than buying directly from the source. The reason here is that Move gives artisans the ability to sell at multiple price points- for example a cheese artisan might already own the market for $18 cheese but is likely stuck there. With Move, they can also sell at a $6 price point without cannibalizing the original market.

This is similar in principle to why Trader Joe's is more affordable. TJs allows larger brands to sell their products at a lower price point to a new market. We do the same thing with the country's best artisans.

Junchao Shangguan Mar 22 ∨

Hello Move,
Three quick questions:
1, Do you expect those farmers/sources to sign exclusive agreements with those big wholesalers at some point in the future? as their purchasing power is significant.
2, Do those wholesalers get way lower price than you do from the source?
3, Just want to make sure that the 20% discount still valid? as per one of the questions you answered below that Mar. 15 is the last day for this discount.
Thanks for your time!
Shawn



Chai Mishra CEO **FOUNDER** Mar 23 ∨

Hi Shawn!

1. I highly doubt that they will sign exclusive contracts. The market of buyers is so deeply fragmented that a supplier seriously limits their potential by going exclusive with any one chain. That being said, a supplier working with a competitor doesn't affect our business much. The core value we provide to producers and consumers is the ability to take the best products in the World. We can do this because we take out the middlemen, markups, and brands by going direct-to-consumer. That part remains unchanged regardless of who we work with.

2. Sometimes but usually not. We actually have a surprising amount of buying power. Here's why- we can concentrate all of our demand from the

entire country to one supplier. So when a thousand people buy coffee from us, anywhere in the country, it all comes from the same roaster. That's very different from the average grocery supply chain where even a small local grocer will have 5-10 different roasters on their shelves (since they care about quantity-over-quality). As a result, at the standard grocer, a thousand coffee orders (even from the same city) are broken up across several suppliers. As a result, each supplier (and as an extension, each wholesaler) sees a lot less demand. Now multiply that with the fact that we'll be doing this for customers nationwide.

3. Yessir- the 20% discount is still live. We go out of reservation mode on March 31st, when the discount will be taken off.

Mikalai Makaranka   Mar 19 ∨

Chai, I feel you underestimate the sophistication of traditional supermarket folks. Their models are designed around some trade-offs but so will be yours. There is a magnitude of challenges you will face as well with your choices/trade-offs. What's your take on these points below?

Packaging and labeling: Do you do packaging and labeling in the three warehouses yourself or do suppliers do that for you?

Single-sourcing: You mentioned you procure from hand-picked suppliers, relying on one supplier per product (e.g. one supplier per stakes and etc.) This model makes you very dependent on one supplier. If they have a quality issue or capacity bottleneck you may have to drop a product temporarily. How will you manage these kinds of risks? Plus it may be very expensive to ship stuff across the country if your supplier is far from your distribution hubs.

Logistics: Do your work through 3PL partners solely? Could you give some details about that? How will you handle the last-mile of delivery?

Planning capabilities: You mentioned that you will exactly know how much of each product you need weekly and order exactly that amount from your supplier. What methods or data will enable you to achieve such high accuracy? I am not sure you would have enough data to build such a robust forecasting model. Do you expect members to pre-order a week before delivery to essentially match your weekly replenishment cycle? How does that square then with the two-day delivery promise? Could you clarify please.

Stickiness of the solution: Did I understand correctly that you will charge members an yearly membership fee of $100 plus $12.5 per each delivery? If I have to pay per each delivery, incurring additional shipping cost every time, doesn't that contradict the idea of stickiness? (For example with Prime I get so much of unlimited-usage stuff, such as free delivery, movies, etc. , that I am indeed addicted to that convenience of not worrying about fees anymore.)

Vision and cash: How much do you need to grow to reach the level of economies of scale that will let you become cash flow positive? You will need a lot of cash for working capital if your growth ambitions materialize. How do you plan to keep up with the cash needs?

Pattents and other IP: What significant IP do you own?

Samuel Oppong   Mar 18 ∨

I want to know when is the last day to invest this company

 **Chai Mishra** CEO FOUNDER   Mar 21 ∨

Hi Samuel- we're in reservation mode till March 31st. During reservation mode, investors receive a 20% discount on the valuation.

After that, we will be available for another month (till April 30th) without the discount.

To anyone interested in investing, I recommend getting in during reservation mode (before March 31st)- not only is that even more financially compelling it also guarantees that you'll get a spot.

Howard M Hadley   Mar 15 ⌄

1) Brandless raised ~$68mm in its first 16 months and Move has raised $1.65mm. Why haven't you raised more capital? Did the business stall out? 2) What happened to Movebutter? 3) Why is Sebastian Werz no longer listed as a co-founder?

 **Chai Mishra** CEO FOUNDER   Mar 15 ⌄

Howard- solid questions. Here goes:

1. We didn't need to. Brandless is competing primarily on price with Amazon and Walmart. They likely need a substantial capital cushion so that they can take hits on each order without going out of business. We compete primarily on quality and charge a membership fee upfront. As a result, we're profitable on a customer on day 1. No need to raise more and bring and sell more of the company.

2. Movebutter was just what we called the beta. We ran it and when we thought we had enough data and growth, we ended the beta and started working on the official Move launch.

3. Sebastian's role in the company changed. From the beginning, I knew that I wanted him to be the guy that helped start the company (as the very first person after me). And we also knew that eventually, the company would get to a place where the foundational work had been done and we could move on to more advanced things. The hard measure of this was the beta. Sebastian (given his experience) was the best man to help start the beta and get us off the ground. Once the beta was over, we knew it was time for him to transition into a less involved role. He's still a part of the company and a trusted advisor.

Dillon Hanley   Mar 14 ⌄

So today is the last day to get a 20% discount on valuation? or was that a discount to Move?

 **Chai Mishra** CEO FOUNDER   Mar 15 ⌄

Hi Dillon- its a discount on the valuation. And yes, today is the last day to receive it. All folks who have already invested will automatically receive the discount :)

Dipankar Jyoti Dutta   Mar 12 ⌄

In one of the Q&As, you said, "In fact- we're working on applying a 20% discount to all investors who invest during this "reservation mode." Is that a final decision? Or is that a maybe?When will we know for sure? Compelling idea and pitch, congrats on the launch.

 **Chai Mishra** CEO FOUNDER   Mar 14 ⌄

Hi Dipankar- we're applying a 20% discount to all investments made in reservation mode. The discount will also be retroactively applied to any investments already made.

We're amending paperwork with the SEC right now and will send out a confirmation email to all the backers tomorrow.

Hope that clears it up!

chandru Reddy   Mar 12 ⌄

Hi Chai -

Interesting concept. Also a very strategic move to raise money through CF as it is more marketing than fundraising in my opinion and create a strong loyal customer base along with fundraising. pretty smart, Kudos !

Few questions -

When do you plan to launch move to public this year ?

I was reading some old articles and see the number of items has dropped from 500 to 300 to now 250. How did you come up with those numbers and where do you see these numbers going in 1, 2, 5 years?

I know you are targeting towards millenials but people have soo many different kind of needs and can't imagine the list of 250 items would suffice the grocery needs across the spectrum. Is it possible to share the list of 250 items you are planning to launch first ?

With the kind of companies(monopolies) in US - Amazon particularly - I think its very hard to overcome them as they have mountains of cash to squeeze the little companies on any hint of them getting disrupted. How do you view this ?

Can you give a ballpark on how the cost will be to consumer compared to Walmart ?

I see you mentioned there will be 20% discount during reservation period but the campaign page doesn't reflect that. can you confirm.

When the SAFE converts - are Wefunder investors getting preferred shares ?

Thank you for the details.



Chai Mishra CEO FOUNDER   Mar 15 ⌄
Great questions, Chandru! Here are my answers-

1. This is a function of us making better products and getting smarter with what we sell. As you correctly pointed out, we started with 500 and moved to 250 over 2 years. But while doing so, we also increased the average order value and the customer rating of the store. Here's how- we started by selling the 500 most popular grocery items and kept taking out the ones that customers either didn't buy or buy enough times. And the ones that they did buy, we kept iterating on and finding better and better versions. Long story short- over the course of 2 years, we created a potent mix of exceptional products that can replace most of a supermarket in a customer's life.

Over time, I see us slowly inching back up on the number of products. Now that we have the "bare minimum" lineup of products set, we've freed ourselves up to seek out better and better products and producers in new categories. On other words, we can now very selectively add the best flour or the best shampoo. Over the next two-three years, I see us going up to about 500 products.

2. You're right- at first we won't be able to replace the entire store. But that's fine. The key, at first, is to take over the staples- things that everyone buys and that we all buy regularly. That's usually about 75% of someone's grocery list. Once we can take over that 75%, we can get users in the habit of getting groceries from us every week. At that point, we can start to intelligently figure out which "one-off" products our customers want. The closest analogy here is Netflix- they've never had all the shows or movies but they started with staples and slowly began producing specialty products. Over time, users have just become okay with not having a couple shows here and there for the convenience of everything else Netflix provides. We haven't published the list yet but I'm happy to jump on a call to walk through it if you'd like. You can just email me at *chai@shopmove.co*

3. It's like the old saying- "don't bring a knife to a gunfight." I believe the key here is to not let this become a fight based on cash. That's a fight that Move (or any startup) will always lose with Amazon and Walmart. That's why we don't compete primarily on price. They will always be the cheapest option. But we can choose to be the best one. I believe the key is to fight on the things that they can't or won't do- making the best versions of each product, working with award-winning artisans, creating a membership based community and most importantly, owning a the whole supply chain from beginning to end. Those things allow us to consistently get the best products in the World at extremely competitive rates to an eager and

committed customer base. That model works regardless of what Amazon/Walmart decide to do. The best parallel here is Apple and their competition with Google's Android. There are significantly more Android phones sold than iPhones. But Apple is objectively the stronger player as it has it owns its entire chain, captures the plurality of profits and has the most loyal customer base of any brand in the World. We want to be the Apple for small things.

4. We will be more expensive. I don't know exactly by how much. Our prices will be more comparable to Whole Foods and Trader Joe's.

5. Yep! We're offering a 20% discount to all investments in the reservation phase. The discount will be applied retroactively to anyone that invested before my comment too.

6. Yes, the SAFE will convert to preferred stock.

Hope this is helpful. Apologies for the long answers- but your questions were good and needed comprehensive answers :)

Chris Cessna   Mar 6 ⌄

Hi Chai, I have a three part question.

1) Note D in the financial statements say "As of December 31, 2017, the Company had $1,434,200 of SAFE obligations outstanding, with a valuation cap of $244,000,000." Is the valuation cap for those SAFEs really $244 million? If so, please explain why that is so different from the $25 million valuation cap in this offering. I understand $25 million is more appealing from an investor stand point, but I don't understand why it has gone down.

2) Were these $1,434,200 of SAFEs issued to Y-Combinator or another investor?

3) The SAFE agreement for this offering mentions a Discount Rate, but that term is never defined. I am assuming this was removed because there is no discount for this offering?

Thanks much,



Chai Mishra CEO FOUNDER   Mar 7 ⌄

Chris- great questions!

1) That's a misprint- I'm glad you found it. Will be fixed ASAP. The last cap we raised on was $15M. That was in 2017, before we'd run the beta or built the distribution network or the product. More recently, we've raised a few "uncapped" SAFEs as well. We were going to make the WeFunder raise uncapped as well, but finally decided to add a cap to make the raise easier to understand and lucrative.

2) Y Combinator has invested a total of $140,000 in us. The rest all went out to other investors- a combination of funds and angels.

3) You're correct. We kept that in there to give ourselves the ability to be agile with the raise. In fact- we're working on applying a 20% discount to all investors who invest during this "reservation mode." Hope that proves to be a convincing nudge :)

We'd love to have you as an investor- and if you have any more questions, please don't hesitate to ask!

Rob Lauria

Rob Lauria Mar 2

For the last several years, I have had my groceries delivered exclusively. I first used Jet, which I found great for the most part. There were some issues with shipping, particularly my eggs showing up every week consistently cracked and messy. I believe it was for reasons like this that they have now reduced to grocery delivery in select cities only.

1. What will be done to effectively package items to prevent damage?

I now use Peapod to get my groceries delivered. This is a great service because I know that I will be able to get everything I would get from going to the grocery store. I particularly like this over Jet because I can now get fresh cold cuts and breads delivered as opposed to inferior pre packaged products.

2. Do you feel there will be any items that won't meet the same standards as a high end grocery store?
3. Do you anticipate any items you would find there will not be possible to offer with Move?

It's clear to me that Move can best be described as an online Trader Joe's.

4. Do you agree with this statement?
5. Why do you think Trader Joe's hasn't stepped in online, and offered even their non perishables for Nationwide delivery?



Chai Mishra CEO FOUNDER Mar 5

Rob- these are all great questions! Here are my answers-

1. This is something we're uniquely good at. The reason things break for most grocery delivery companies is that the packaging for these products isn't designed for shipping. Instead, all grocery packaging is designed primarily to sit on supermarket shelves and look appealing. And since grocery delivery companies are just built on top of the supermarket infrastructure, they can't do anything about that. Delivery companies are forced to ship products in suboptimal packaging because they don't control the actual production.

But, unlike grocery delivery companies, we actually control the production. That means that we can engineer and design completely custom packaging for the products we ship. We've spent almost 2 years testing, shipping over 10,000 test orders. Through that, we've been able to collect a lot of data on what breaks and design the exact packaging it needs for shipping. Here's an example that illustrates the point: when we began shipping refrigerated plastic containers (yogurt etc.), we experienced a fair bit of cracking and leaking. Upon investigation, we found that the type of plastic used for these products in supermarkets just couldn't withstand how cold our boxes get. In other words, the cold section of our boxes gets a lot colder than the cold section of a supermarket. And as such, the jars would get too cold and brittle. After a lot of testing and iterating, we found a special plastic that is made specifically to not get brittle. Once we made the switch, we brought the breakage down to zero within a week.

2. No. In fact, I believe that the opposite will be true- our unique model allows us to find the best version of everything and give it nationwide distribution. Even the best premium supermarkets can't do that- they're often limited to the best products "around them." With Move, it doesn't matter where in the country you are, you can get the best Vermont cheese or the best California produce etc. That's a big leg up.

3. At first, definitely. But over time, I am confident we can build up to full supermarket levels. The examples that immediately come to mind are leafy greens and berries- two products that'll be difficult for us to ship on day one. But over time, with a couple more distribution centers (and shorter transit), we should be able to introduce those easily.

4. Yes- I think that's a very fair descriptor for us today. Though I would point out two differences-

Firstly, we are and will always be of higher quality than TJs. We compete primarily on quality. As a result, our attempt will always be to hold the best version of every product. I don't believe that Trader Joe's is attempting the same thing. As a result, there will always be a big gap in our quality against theirs.

Secondly, we're building a larger vision- over time we will sell more categories of products (and services) than Trader Joe's does. I expect us to be just as much of a one-stop-shop as a Walmart- while maintaining the high quality that comes from end-to-end control.

5. There are likely a few reasons. But here are the big three-

Firstly, their existing infrastructure doesn't actually help that much with shipping. So building a shipping arm would essentially be like building a new company.

Secondly, they don't have the margins to ship their products. Trader Joe's competes primarily on price. And as a traditional supermarket, they can't "focus" their supply to a few suppliers. As a result, they just don't have the margins to ship their products nationally.

Lastly, Trader Joe's does well when you're in-store. Not so much online. Their folksy, neighborhoody brand and experience don't translate to digital that well. As a result, their products are left to actually fight on the basis of quality. That's not something they want to be happening.

I can tell from your questions that you've thought about this industry a bunch. I'd love to discuss this topic in more detail with you if you'd like. And we'd also love to have you as an investor. Please feel free to reach out to me at *chai@shopmove.co*. Let's make this happen!

William Berard   Feb 25 ⌄

What are the terms on the LT debt of the company?



Chai Mishra CEO FOUNDER   Feb 25 ⌄

Hi William- the company hasn't taken on any real/traditional debt.

What you're seeing on financials are SAFEs. A SAFE is not a debt instrument. And as such it doesn't accrue interest and we have to make no repayment on it.

Instead a SAFE is just a promise a future equity. It's just meant to help early investors own a piece of the company without having to prematurely value it.

Our CPA thought it was best to classify it as debt to differentiate it from a traditional equity investment.

Hope that cleared it up! Please feel free to ask me more questions here or over email if you'd like.

We'd love to have you as an investor :)

William Berkley   Feb 24 ⌄

Are you strictly focused on membership signups or will you be opening the product to non-members?



Chai Mishra CEO FOUNDER   Feb 24 ⌄

Hey William- we plan to be exclusively focused on membership. It's something we've thought about for a long time. Here's why we've decided to be members-only:

1. Economics: Membership allows us to dramatically reduce the markup on actual products. It allows us to sell products at an incredibly fair price- while still making the healthiest margin in grocery. This is not dissimilar from Costco.

2. Customer experience: Membership acts as a vetting process- it tells us that a customer sees Move as more than just a one-off purchase. By knowing that, we can invest heavily in the customer experience- introducing things like a concierge for every customer, weekly events, and high quality content.

3. Innovation: we believe in democratizing retail. So, when we design and introduce new products, we need to be sure of the customer feedback we hear. Feedback coming from a paying member is a lot more trustworthy than that coming from a standard e-commerce customer.

4. Community: Something we care about deeply is to have a real and meaningful relationship without customers. Most e-commerce companies are very transactional with their relationships. We want to completely flip that We want you as a customer to know that you're supporting a cause and that you're in a group of like-minded product evangelists. Through membership, we can make that clear. We can actually involve our community in major company decisions- knowing that we're talking to a very specific and special person.

5. Intelligence: this is something traditional supermarkets really struggle with- figuring out how much of a product they can really sell. They basically just order in lump-sum and hope that they sell through. Bad idea since they end up wasting up to 40% of their inventory. We're different- with membership, at any given time we know, with a lot of precision, how much of a product we're going to sell. That way we can go to a farmer and say- "we have 1.5 Million members (example). The average member buy 3 apples/week. We know that we will sell 4.5 Million apples in the next week". That's a powerful claim and it's virtually unheard of in retail. Btw- the same thing can be said to a Wall Street Analyst as we prepare to go public and are asked to project our revenue.

I know this is a bit of a long answer. But here's the bottomline- membership is an incredibly powerful tool that makes us much more than an e-commerce company. It makes us a real creative and financial force in the consumer World. We see it as being similar to what Netflix membership has accomplished in the entertainment world. It has allowed them to build incredible customer loyalty while creating an incredible engine for entertainment generation. Think of a Move membership as the same for physical products instead of digital ones.

Dillon Hanley   Feb 24 ⌄

How are you going to fund your growth in the near term? (6-18 months) Wefunder prob won't provide enough capital.

What are your customer acquisition costs? (I imagine $150+ at scale)

Your valuation is so damn rich haha. I understand infrastructure is valuable, but man you're asking for 100x rev. Any interest in adding an early investor discount?

 **Chai Mishra** CEO FOUNDER   Feb 24 ⌄
Dillon- another great question!

I know that our valuation can seem high. Honestly, as you know, it's quite hard to value a pre-launch company. In the absence of real-launch stats, here's what we relied on-

1. Previous funding- our last round was at a SAFE with a $15M cap. That was almost two years ago, before we'd built the infrastructure, team, experience or technology. Ofcourse it's easy to say that perhaps that round was overvalued but what that shows to us is investor interest in Move and our ability to raise large sums, from reputable investors on a meaningful valuations. I find that to be a compelling reason for new investors to want to invest.

2. Similar deals- Brandless (a similar concept) raised $50M before their launch with a much less developed infrastructure. Other companies in our

launch with a much less developed infrastructure. Other companies in our space have raised similar rounds. That gave us a benchmark for where the market is at.

3. Projections: Move is a different type of consumer company. Instead of quickly launching a small concept, we get to (and have to) build a large infrastructure first and then do a big launch. As a result, even our serious projections tell us that we have the opportunity here to make a major splash- likely easily clearing $10M+ of revenue in the first year of operation.

Those three factors helped us value the company.

Finally I should mention that $25M is a valuation cap (not a valuation). That's much better for investors- it doesn't mean that you will pay at a $25M value for the company. Instead it means that $25M value is the max that you'll ever have to pay. So if we struggle to perform and future equity investors don't give us a lower valuation- you as an investor just pay that lower valuation.

Given that we've previously raised almost $200K on uncapped notes, we actually think that the $25M cap is actually quite fair.

I hope that answers the question!

As for the second part- we're definitely open to discussing a discount for the right investor. Could you please send me an email at *chai@shopmove.co*?

Let's talk and see where we get :)



Chai Mishra CEO FOUNDER   Feb 24 ⌄

Part 2 of the answer-

You're right- this won't be enough for all our plans. The WeFunder raise has one focus- to get us to launch.

Given the customer exposure, WeFunder is actually the perfect too for that. It not only lets us raise our funds but it puts us in front of the type of customers that we'll need to make launch successful. It's not just fundraising- it's also marketing.

After launch we believe that we will primarily be funded by membership fees. 2-3 months after launch, we plan to raise a large equity round to take us to the next stage. I hope and believe that that round will be upwards of $15M.

Lastly our CAC so far has been $75. With an LTV of $623, that gives us an incredible CAC:LTV ratio (more than 7).

Dillon Hanley   Feb 24 ⌄

How does this differ from amazon/whole foods private label in terms of quality and price?



Chai Mishra CEO FOUNDER   Feb 24 ⌄

Hey Dillon- the quick and easy answer is that we will be higher quality (fresher and more artisanal) with lower prices (up to 20% off).

Here's the more in-depth answer:

1. Quality: by building online, we're able to build a much more streamlined supply chain. For example, we can find the best cheese artisan in the country and take their product nationwide through shipping. Whole Foods/Amazon are still built on fragmented supply chains since they're so deeply tied to the physical store infrastructure. So the best cheese at a Whole Foods is usually just the best cheese in the area. They can't really afford to source a product from across the country.

2. Price- this is the other side of the same coin. Here's the thought

experiment- when 100 people walk in to Whole Foods nationwide and buy Pasta Sauce, the products they see (regardless of how it's branded) come from dozens of suppliers in the background. As a result, the average supplier is only seeing about 5-10 orders per 100 customers. Now compare that to Move- when 100 customers buy pasta sauce, anywhere in the country, that product comes from the exact same supplier. As a result, we can drive much higher density to our supplier, even at small scale. Naturally, we get better rates from our suppliers and can pass those savings to customers.

A good way to look at it is by comparing Trader Joe's and Whole Foods. TJs sells almost exclusively their own brand, whereas WF is about 10-15% private label. As a result the average Whole Foods carries about 10x the number of products of the average TJs and make 1/10th the revenue per square foot. Ofcourse in doing so TJs is also a lot more affordable.

Basically- there's big difference in supply chain between ALSO selling private label and ONLY selling private label. In both price and quality.

Similarly there's a big difference between doing store-delivery (what Amazon does with Whole Foods) and direct-to-consumer shipping (what we do).

Those two factors together allow us to get products that are much better for much less.

RISKS

1 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

2 As a food business, we carry food safety risks. While our team undergoes thorough training, this still poses a risk.

(READ MORE RISKS)

OTHER DISCLOSURES

Read the **Form C** filed with the SEC for other important disclosures, like financial statements, Directors, Officers, shareholders with more than 20% of voting rights, and more.

THE FUNDING PORTAL

Move is conducting a Regulation Crowdfunding offering via **Wefunder Portal LLC**. CRD Number: #283503.

$100 min   **INVEST**

Can I change my mind and get a refund?

How is Wefunder compensated?

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